SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 2008

Commission File Number 0-28800

DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of February 2008, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated February 21, 2008, entitled "INTERIM REPORT TO SHAREHOLDERS FOR THE QUARTER ENDED 31 DECEMBER 2007".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: February 21, 2008

By: /s/ Themba Gwebu
    Name: Themba Gwebu
    Title: Company Secretary

Exhibit 99.1

DRD GOLD ▶
LIMITED

INTERIM REPORT TO SHAREHOLDERS FOR THE QUARTER AND SIX MONTHS ENDED **31 DECEMBER 2007**

2008 FINANCIAL YEAR

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa • Registration No. 1895/000926/06
JSE share code: DRD • ISIN code: ZAE000058723
Issuer code: DUSM • NASDAQ trading symbol: DROOY
("DRDGOLD" or "the company")

GROUP RESULTS

KEY FEATURES
- Sale of stake in Emperor completed
- Healthy cash balance
- Production impacted at Blyvoor due to a DME-imposed mine stoppage and at ERPM due to a sub-shaft man-winder motor problem
- Two-year wage settlement reached
- Measures to manage 'December' factor deliver results

REVIEW OF OPERATIONS

Group		Quarter Dec 2007	Quarter Sep 2007	% Change	Quarter Dec 2006	6 months to 31 Dec 2007	6 months to 30 Jun 2007	6 months to 31 Dec 2006
South African operations	oz	**77 259**	89 157	(13)	87 322	**166 416**	155 835	178 661
	kg	**2 403**	2 773	(13)	2 716	**5 176**	4 847	5 557
Discontinued operations	oz	**3 394**	10 033	(66)	44 803	**13 427**	38 999	103 661
	kg	**106**	311	(66)	1 393	**417**	1 213	3 222
Group	oz	**80 653**	99 190	(19)	132 125	**179 843**	194 834	282 322
	kg	**2 509**	3 084	(19)	4 109	**5 593**	6 060	8 779
Cash operating costs								
South African operations	US$ per oz	**703**	584	(20)	505	**639**	580	504
	ZAR per kg	**153 690**	133 673	(15)	119 388	**142 966**	133 990	117 565
Discontinued operations	US$ per oz	**1 336**	1 017	(31)	659	**1 098**	753	604
	ZAR per kg	**281 613**	233 707	(20)	155 940	**245 885**	177 623	140 940
Group	US$ per oz	**730**	628	(16)	558	**673**	615	541
	ZAR per kg	**159 094**	143 761	(11)	131 780	**150 639**	142 724	126 144
Gold price received	US$ per oz	**797**	693	15	617	**739**	671	621
	ZAR per kg	**173 606**	158 598	9	145 909	**165 254**	154 892	144 892
Capital expenditure	US$ million	**6.7**	5.1	(31)	11.5	**11.8**	17.3	25.7
	ZAR million	**45.3**	36.5	(24)	84.5	**81.8**	124.5	186.1



SA Operations

— Gold production oz



SA Operations

— Revenue
— Cash operating costs

STOCK

Issued capital

376 141 981 ordinary no par value shares

5 000 000 cumulative preference shares

Total ordinary no par value shares issued and committed: 393 444 511

Stock traded	JSE	NASDAQ
Average volume for the quarter per day ('000)	643	2 101
% of issued stock traded (annualised)	45	146
Price • High	R6.55	US$1.029
• Low	R4.70	US$0.697
• Close	R5.40	US$0.710



Share Price

FORWARD-LOOKING STATEMENTS

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a continuing strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licences or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2007, which we filed with the United States Securities and Exchange Commission on 14 December 2007 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events.

OVERVIEW

Dear shareholder

Safety

I am saddened to report that two employees died at the Blyvooruitzicht Gold Mining Company Limited ("Blyvoor") in underground work related accidents, during the quarter under review. Mr Ncedile Loloni, a loco guard, died in a tramming accident and Mr Abram Pwetwe, a stoper, died after being struck by a slab of rock scaled from the working face. In addition to the above, Blyvoor has also reported disappointing increases in its dressing station injury frequency rate ("DSIFR"), from 40.35 to 43.6, its disabling injury frequency rate ("DIFR"), from 6.44 to 6.79, and its reportable injury frequency rate ("RIFR"), from 2.97 to 3.02.

At the East Rand Proprietary Mines Limited ("ERPM"), while the DSIFR improved from 67.60 to 60.50, the DIFR deteriorated from 6.33 to 8.43 and the RIFR from 3.21 to 6.32. Crown's DSIFR deteriorated from 13.98 to 18.22, the DIFR from 5.99 to 7.09, and the RIFR from 0.99 to 2.02.

Given these disappointing results, it is apposite that we have launched a behaviour-based safety initiative. Recent research indicates that behaviour is the cause of 76% of accidents, conditions and behaviour the cause of 20%, and conditions the cause of 4%.

On a positive note, Blyvoor's 10th consecutive win in 2007 of the West Rand Mine Managers' Association Inter-Mine Safety Competition with a RIFR of 3.136 was announced early in the current quarter.

Production

Group gold production from continuing operations for the quarter under review was 13% lower at 77 259oz. This was due primarily to the loss of seven production shifts at the Blyvoor mine in October 2007 arising from a stoppage imposed by the Department of Minerals and Energy's ("DME") Safety Inspectorate on underground mining operations following the afore-mentioned two fatalities, and to breakdowns of the main ventilation fan and sub-shaft man-winder motor at ERPM. The December month year on year was positive for both Blyvoor and ERPM.

Financial

Revenue was 4% lower at R416.9 million as a result of the lower gold production. After accounting for cash operating costs, virtually unchanged at R369.3 million, cash operating profit was 24% lower at R47.6 million.

Board appointments

It was with great pleasure that we announced during the quarter the appointment of Edmund Jeneker to the DRDGOLD Board of Directors. Edmund has extensive experience in business strategy and general management. We look forward enormously to his contribution to the company.

Looking ahead

While we remain firmly of the view that the Safety Inspectorate's seven-day stoppage of underground production during the quarter - with such serious consequences for the performance of the operation and the company as a whole - was unnecessary, it is pleasing to report that subsequently the parties are addressing their mutual concern about mine safety in a more pragmatic and constructive manner.

The breakdowns at ERPM demonstrate clearly the importance of ongoing, substantive infrastructure maintenance. From the outset, this has been a key element in our drive to return the South African operations to sustainable levels of stability, and will continue to be so into the future. In addition to growth, there is no other more sensible application of the company's healthy cash reserves.

Various role-players have voiced their disquiet regarding the implications for the South African mining industry of the electricity supply shortage, now and going forward. We share this concern of course, but believe that the most constructive course of action is for Government, Eskom and key, major consumers, such as ourselves, to continue to co-operate in both finding and applying workable solutions. We have, for example, some track record of success in working with Eskom over the past two years in effecting meaningful power savings at our Blyvoor operations. Co-operation between the parties most recently has resulted in Eskom committing to the provision of advance warning of impending power cuts which at least allows for a measure of planning and for safety at our operations.

We continue apace with project developments at each of our South African operations. At Blyvoor, delays on the Way Ahead ore replacement project will be made up and early, low-level production is expected to start, on schedule, in the September 2008 quarter. Exploration drilling to evaluate the south-west, down-dip extension of the ore body south of the Boulder Dyke is under way. At ERPM, the DME has approved overstoping of the exploration development into Extension 1, which will permit upgrading from a measured and indicated resource to a proven and probable reserve for the June 2008 annual ore reserve declaration. At Crown – now that the

Gauteng Heritage Resources Authority has dropped its opposition to our recovery of the Top Star dump we are ready to begin work almost as soon as a positive response from the DME to our application for a mining licence is received. At our Ergo 50:50 Joint Venture with Mintails, Phase 1 development is progressing and we look forward to the start of gold production from the refurbished Brakpan plant during the last quarter of this year.

JOHN SAYERS
Chief Executive Officer

21 February 2008

The condensed consolidated financial statements below are prepared in accordance with International Financial Reporting Standards ("IFRS")

CONDENSED CONSOLIDATED INCOME STATEMENT

	Quarter Dec 2007	Quarter Sep 2007	Quarter Dec 2006	6 months to 31 Dec 2007	6 months to 30 Jun 2007	6 months to 31 Dec 2006
(Unaudited)	Rm	Rm	Rm	Rm	Rm	Rm
Continuing operations						
Gold and silver revenue	416.9	433.0	390.6	849.9	738.0	796.8
Cash operating costs	(369.3)	(370.7)	(324.3)	(740.0)	(649.3)	(653.4)
Cash operating profit	47.6	62.3	66.3	109.9	88.7	143.4
Administration and general other costs	(17.7)	(22.8)	(37.4)	(40.5)	(41.9)	(64.4)
Share-based payments	(0.9)	0.5	(0.5)	(0.4)	(3.7)	(3.9)
Care and maintenance costs	(2.8)	(2.5)	(2.8)	(5.3)	(5.7)	(4.9)
Profit from operations	26.2	37.5	25.6	63.7	37.4	70.2
Retrenchment costs	(5.1)	(1.1)	–	(6.2)	(0.8)	–
Investment income	15.4	(2.3)	16.2	13.1	11.5	9.2
Finance expense	(4.8)	(8.4)	(22.8)	(13.2)	9.3	(30.6)
Net operating profit	31.7	25.7	19.0	57.4	57.4	48.8
Rehabilitation	(4.8)	(4.7)	(3.1)	(9.5)	(13.8)	(6.2)
Depreciation	(19.9)	(19.7)	(22.4)	(39.6)	(29.4)	(34.6)
Loss on financial instruments	(0.8)	–	–	(0.8)	(8.6)	–
Movement in gold in process	1.3	(0.6)	0.6	0.7	1.5	1.4
Profit/(loss) before taxation	7.5	0.7	(5.9)	8.2	7.1	9.4
Taxation	(3.5)	–	(0.2)	(3.5)	(0.4)	(0.3)
Profit/(loss) after taxation	4.0	0.7	(6.1)	4.7	6.7	9.1
Profit/(loss) on sale of investments	–	12.0	(7.8)	12.0	(0.2)	(7.8)
Impairments	–	–	15.6	–	2.4	15.6
Discontinued operations						
Loss for the period from discontinued operations	6.6	(56.6)	(140.1)	(50.0)	(150.0)	(235.8)
Profit on sale of investments	118.3	1 008.0	–	1 126.3	90.8	0.1
Impairment from discontinued operations	(44.4)	–	(783.1)	(44.4)	(112.8)	(783.1)
Net profit/(loss) for the period	84.5	964.1	(921.5)	1 048.6	(163.1)	(1 001.9)
Attributable to:						
Minority interest	(8.7)	207.0	(194.1)	198.3	(32.1)	(208.4)
Ordinary shareholders of the company	93.2	757.1	(727.4)	850.3	(131.0)	(793.5)
	84.5	964.1	(921.5)	1 048.6	(163.1)	(1 001.9)
Headline profit/(loss) per share – cents						
– From continuing operations	1.1	0.2	(1.9)	1.3	1.9	2.8
– From total operations	2.4	(11.7)	(47.5)	(9.2)	(32.0)	(68.5)
Basic profit/(loss) per share – cents						
– From continuing operations	1.1	3.4	(11.7)	4.4	(18.9)	(9.0)
– From total operations	24.8	201.8	(220.9)	226.3	(37.9)	(244.0)
Calculated on the weighted average ordinary shares issued of:	376 141 981	375 196 329	329 252 570	375 669 155	345 793 620	325 172 488
Diluted headline profit/(loss) per share – cents	2.4	(11.7)	(47.5)	(9.2)	(32.0)	(68.5)
Diluted basic profit/(loss) per share – cents	24.8	201.8	(220.9)	226.3	(37.9)	(244.0)

SEGMENTAL INFORMATION

(Unaudited)	Quarter Dec 2007			Quarter Sep 2007		
	South Africa Rm	Discontinued Rm	Other Rm	South Africa Rm	Discontinued Rm	Other Rm
Gold and silver revenue	416.9	18.6	–	433.0	66.3	–
Cash operating costs	(369.3)	(29.8)	–	(370.7)	(72.7)	–
Cash operating profit/(loss)	**47.6**	**(11.2)**	**–**	62.3	(6.4)	–
Administration and general other costs	(12.5)	(14.9)	(5.2)	(13.8)	(13.5)	(9.0)
Share-based payments	–	–	(0.9)	–	–	0.5
Exploration costs	–	–	–	–	(7.1)	–
Care and maintenance costs	–	–	(2.8)	–	–	(2.5)
Profit/(loss) from operations	**35.1**	**(26.1)**	**(8.9)**	48.5	(27.0)	(11.0)
Retrenchment costs	(0.9)	–	(4.2)	(0.4)	–	(0.7)
Investment income	3.3	(0.2)	12.1	4.8	(24.8)	(7.1)
Finance expense	(6.8)	0.6	2.0	(6.3)	(29.6)	(2.1)
Net operating profit/(loss)	**30.7**	**(25.7)**	**1.0**	46.6	(81.4)	(20.9)
Rehabilitation	(3.6)	(3.8)	(1.1)	(3.6)	–	(1.1)
Depreciation	(24.1)	5.4	4.1	(23.9)	(6.2)	4.2
Profit/(loss) on financial instruments	–	(1.0)	(0.8)	–	0.6	–
Movement in gold in process	1.3	2.8	–	(0.7)	(12.4)	0.1
Profit/(loss) before taxation	**4.3**	**(22.3)**	**3.2**	18.4	(99.4)	(17.7)
Taxation	(3.5)	0.7	–	–	(31.8)	–
Deferred taxation	–	28.2	–	–	74.6	–
Profit/(loss) after taxation	**0.8**	**6.6**	**3.2**	18.4	(56.6)	(17.7)

CONDENSED CONSOLIDATED BALANCE SHEET

(Unaudited)	As at 31 Dec 2007 Rm	As at 30 Sep 2007 Rm	As at 30 Jun 2007 Rm	As at 31 Dec 2006 Rm
Assets				
Property, plant and equipment	652.3	627.0	649.8	680.3
Investments	57.7	59.8	59.7	61.8
Environmental rehabilitation trust funds	82.8	79.2	75.8	67.0
Current assets	956.6	1 177.0	1 161.9	1 178.3
Inventories	69.2	58.2	108.7	109.5
Trade and other receivables	123.2	58.9	65.0	68.4
Financial assets	–	–	6.0	9.8
Cash and cash equivalents	749.2	425.4	135.3	134.3
Assets classified as held for sale	15.0	634.5	846.9	856.3
	1 749.4	1 943.0	1 947.2	1 987.4
Equity and liabilities				
Equity	1 130.2	1 251.8	143.5	109.5
Shareholders' equity	1 083.5	1 073.8	141.2	77.1
Minority shareholders' interest	46.7	178.0	2.3	32.4
Long-term liabilities	49.2	49.2	49.2	278.0
Post-retirement and other employee benefits	21.5	20.9	26.0	21.1
Provision for environmental rehabilitation	288.3	279.8	282.6	281.4
Deferred mining and income taxes	–	–	104.3	99.5
Current liabilities	260.2	341.3	1 341.6	1 197.9
Trade and other liabilities	260.2	250.8	422.1	450.5
Financial liabilities	–	–	–	207.5
Current portion of long-term liabilities	–	–	790.3	406.8
Liabilities classified as held for sale	–	90.5	129.2	133.1
	1 749.4	1 943.0	1 947.2	1 987.4

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Unaudited)	Quarter Dec 2007 Rm	Quarter Sep 2007 Rm	Quarter Dec 2006 Rm	6 months to 31 Dec 2007 Rm	6 months to 30 Jun 2007 Rm	6 months to 31 Dec 2006 Rm
Balance at the beginning of the period	1 251.8	143.5	1 093.3	143.5	109.5	1 015.3
Share capital issued	0.9	26.6	84.7	27.5	197.2	126.2
– for acquisition finance and cash	–	28.0	88.2	28.0	186.3	128.2
– for share options exercised	–	–	0.7	–	–	1.0
– increase in share-based payment reserve	0.9	(0.5)	0.5	0.4	11.8	3.9
– for costs	–	(0.9)	(4.7)	(0.9)	(0.9)	(6.9)
Net profit/(loss) attributed to ordinary shareholders	93.2	757.1	(727.4)	850.3	(131.0)	(793.5)
Net (loss)/profit attributed to minority shareholders	(8.7)	207.0	(194.1)	198.3	(32.1)	(208.4)
(Decrease)/increase in minorities	(152.1)	–	18.5	(152.1)	–	18.5
Currency translation adjustments and other	(54.9)	117.6	(165.5)	62.7	(0.1)	(48.6)
Balance as at the end of the period	1 130.2	1 251.8	109.5	1 130.2	143.5	109.5
Reconciliation of headline loss						
Net profit/(loss)	93.2	757.1	(727.4)	850.3	(131.0)	(793.5)
Adjusted for:						
– Impairments	–	–	(15.6)	–	86.4	(15.6)
– Impairment from discontinued operations	44.4	–	783.1	44.4	24.1	783.1
– Minority share of impairment	–	–	–	–	(13.8)	
– Minority share of impairment from discontinued operations	(9.5)	–	(204.4)	(9.5)	(5.1)	(204.4)
– Profit on sale of discontinued operations	(118.3)	(1 008.0)	–	(1 126.3)	(90.8)	(0.1)
– Minority share of profit on sale of investments	(0.6)	219.0	–	218.4	19.2	–
– Profit on sale of investments	–	(12.0)	7.8	(12.0)	0.2	7.8
Headline loss	9.2	(43.9)	(156.5)	(34.7)	(110.8)	(222.7)

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

(Unaudited)	Quarter Dec 2007 Rm	Quarter Sep 2007 Rm	Quarter Dec 2006 Rm	6 months to 31 Dec 2007 Rm	6 months to 30 Jun 2007 Rm	6 months to 31 Dec 2006 Rm
Net cash in/(out)flow from operations	13.3	(35.1)	(84.2)	(21.8)	(51.9)	(95.7)
Working capital changes	(373.5)	(274.6)	57.2	(648.1)	108.7	128.4
Net cash in/(out)flow from investing activities	240.9	1 870.4	(72.1)	2 111.3	(134.2)	(177.9)
Net cash in/(out)flow from financing activities	20.1	(1 059.6)	(203.4)	(1 039.5)	109.8	(165.0)
(Decrease)/increase in cash and cash equivalents	(99.2)	501.1	(302.5)	401.9	32.4	(310.2)
Translation adjustment	(48.9)	258.5	(46.0)	209.6	(63.4)	(10.1)
Opening cash and cash equivalents	897.3	137.7	517.2	137.7	168.7	489.0
Closing cash and cash equivalents	749.2	897.3	168.7	749.2	137.7	168.7
Cash classified as assets held for sale included in the closing balance	–	471.9	34.4	–	2.4	34.4
Reconciliation of net cash outflow from operations						
Net operating profit	31.7	25.7	19.0	57.4	57.4	48.8
Net operating loss from discontinued operations	(25.7)	(81.4)	(101.2)	(107.1)	(85.2)	(143.4)
	6.0	(55.7)	(82.2)	(49.7)	(27.8)	(94.6)
Adjusted for:						
Interest provision	(3.9)	3.9	(7.0)	–	–	–
Amortisation of convertible cost	–	–	1.8	–	0.8	3.5
Financial instruments	1.8	(0.6)	23.7	1.2	23.8	27.9
Unrealised foreign exchange loss/(gain)	4.2	38.1	(9.8)	42.3	(14.0)	6.6
Growth in Environmental Trust Funds	(2.0)	(1.8)	(2.3)	(3.8)	(5.0)	(3.1)
Other non-cash items	8.4	38.5	36.8	46.9	4.6	40.2
Interest paid	(1.6)	(34.2)	(44.3)	(35.8)	(19.7)	(56.5)
Taxation paid	0.4	(23.3)	(0.9)	(22.9)	(14.6)	(19.7)
Net cash in/(out)flow from operations	13.3	(35.1)	(84.2)	(21.8)	(51.9)	(95.7)

KEY OPERATING AND FINANCIAL RESULTS

South African operations

Blyvoor		**Quarter Dec 2007**	Quarter Sep 2007	% Change	Quarter Dec 2006	**6 months to 31 Dec 2007**	6 months to 30 Jun 2007	6 months to 31 Dec 2006
Ore milled								
Underground	t'000	**164**	194	(15)	183	**358**	325	365
Surface	t'000	**937**	856	9	896	**1 793**	1 832	1 862
Total	t'000	**1 101**	1 050	5	1 079	**2 151**	2 157	2 227
Yield								
Underground	g/t	**4.80**	5.03	(5)	5.06	**4.92**	4.84	5.10
Surface	g/t	**0.30**	0.31	(3)	0.32	**0.31**	0.36	0.32
Total	g/t	**0.97**	1.18	(18)	1.12	**1.07**	1.04	1.11
Gold produced								
Underground	oz	**25 302**	31 347	(19)	29 772	**56 649**	50 574	59 897
	kg	**787**	975	(19)	926	**1 762**	1 573	1 863
Surface	oz	**9 131**	8 488	8	9 099	**17 619**	21 347	19 451
	kg	**284**	264	8	283	**548**	664	605
Total	oz	**34 433**	39 835	(14)	38 871	**74 268**	71 921	79 348
	kg	**1 071**	1 239	(14)	1 209	**2 310**	2 237	2 468
Cash operating costs								
Underground	US$ per oz	**823**	667	(23)	582	**736**	687	605
	ZAR per kg	**179 621**	152 673	(18)	137 586	**164 709**	158 655	141 059
	ZAR per tonne	**862**	767	(12)	696	**811**	768	720
Surface	US$ per oz	**418**	406	(3)	313	**412**	274	303
	ZAR per kg	**91 415**	92 992	2	73 926	**92 175**	63 187	70 540
	ZAR per tonne	**28**	29	3	23	**28**	23	23
Total	US$ per oz	**715**	611	(17)	519	**659**	564	531
	ZAR per kg	**156 232**	139 956	(12)	122 685	**147 502**	130 317	123 772
	ZAR per tonne	**152**	165	8	137	**158**	135	137
Cash operating profit	US$ million	**2.9**	2.8	4	3.5	**5.7**	6.8	6.7
	ZAR million	**19.6**	20.0	(2)	25.4	**39.6**	49.2	48.4
Capital expenditure (net)	US$ million	**2.5**	1.9	(32)	2.3	**4.4**	4.5	5.0
	ZAR million	**17.0**	13.7	(24)	16.9	**30.7**	32.5	36.0



Production oz

— Gold production oz



Cash operating margin R million

— Revenue
— Cash operating costs

Total gold production was 14% lower at 34 433oz, reflecting a 19% drop in underground gold production to 25 302oz. This was primarily a consequence of seven production shifts lost due to a stoppage imposed by the DME's Safety Inspectorate in October 2007 on underground mining operations following two fatalities.

Throughput from underground was 15% lower at 164 000t. The average underground yield was 5% lower at 4.80g/t, mainly due to the depletion of available ground in the Savuka boundary area. New mining face resulting from the Way Ahead Project will help to make up for this depletion.

Gold production from surface sources was 8% higher at 9 131oz, reflecting a 9% increase in throughput to 937 000t in order to partially offset the negative impact of the afore-mentioned stoppage of underground mining. The average surface yield was slightly lower at 0.30g/t due to increased throughput of lower-grade rock dump material.

Measures taken to minimise the impact of the Christmas break realised a production increase from underground year on year for the month of December of 10%.

Total cash operating costs rose by 17% to $715/oz as a result of lower gold production from underground driving underground cash operating costs 23% higher to $823/oz. Surface cash operating costs rose by 3% due to higher screening volumes. Cash operating profit was held steady at R19.6 million due to the higher average gold price received.

Capital expenditure increased by 24% to R17 million, the major items being raise boring costs associated with the development of a new ore pass system to permit the splitting of ore and waste and the installation of back-up power cabling for production and pumping at No 4 Shaft.

Development work on the Way Ahead Project fell slightly behind owing to the need to rehabilitate portions of the tunnel on 27 Level. Opening up and equipping continues however, on 27, 29, 31 and 33 levels, with early low-level production expected to begin, on schedule, during the first quarter of the new financial year.

KEY OPERATING AND FINANCIAL RESULTS

Crown		Quarter Dec 2007	Quarter Sep 2007	% Change	Quarter Dec 2006	6 months to 31 Dec 2007	6 months to 30 Jun 2007	6 months to 31 Dec 2006
Ore milled	t'000	2 138	2 147	–	2 231	4 285	4 118	4 287
Yield	g/t	0.30	0.35	(14)	0.41	0.33	0.35	0.41
Gold produced	oz	20 737	24 371	(15)	29 643	45 108	45 847	57 164
	kg	645	758	(15)	922	1 403	1 426	1 778
Cash operating costs	US$ per oz	617	515	(20)	399	562	499	411
	ZAR per kg	134 798	117 825	(14)	94 268	125 628	115 215	95 801
	ZAR per tonne	41	42	2	39	41	40	40
Cash operating profit	US$ million	3.6	4.1	(12)	6.2	7.7	7.4	11.7
	ZAR million	24.6	29.3	(16)	46.0	53.9	53.1	85.1
Capital expenditure (net)	US$ million	0.3	0.2	(50)	0.5	0.5	2.7	1.5
	ZAR million	2.2	1.5	(47)	3.8	3.7	19.1	10.9



Production oz

— Gold production oz



Cash operating margin R million

— Revenue
— Cash operating costs

Gold production was 15% lower at 20 737oz due to a 14% decrease in the average yield to 0.30 g/t. This reflects the impact of higher volumes of 3L2 dump material reporting to the Crown plant which is lower in grade than the depleted sand material treated previously. Throughput was unchanged at 2 138 000t.

Cash operating costs rose by 20% to $617/oz, primarily a consequence of lower production and the implementation of wage increases. Cash operating profit was 16% lower at R24.6 million.

We await a response from the DME to the company's application for a licence to mine the Top Star dump. A significant positive development during the quarter was notification published in the Gauteng Provincial Government Gazette from the Gauteng Heritage Resources Authority that it has lifted its objection to the mining of the dump.

Top Star is estimated to contain some 5.2 million tonnes of material at a recovered grade of 0.47g/t, yielding 78 000oz of gold. It is planned to retreat this material through the Crown plant over a 20-month period at a rate of approximately 260 000 tonnes per month.

ERPM		Quarter Dec 2007	Quarter Sep 2007	% Change	Quarter Dec 2006	6 months to 31 Dec 2007	6 months to 30 Jun 2007	6 months to 31 Dec 2006
Ore milled								
Underground	t'000	72	85	(15)	64	157	129	140
Surface	t'000	504	506	–	388	1 010	930	823
Total	t'000	576	591	(3)	452	1 167	1 059	963
Yield								
Underground	g/t	7.11	6.47	10	7.06	6.75	6.08	7.30
Surface	g/t	0.35	0.45	(22)	0.34	0.40	0.43	0.35
Total	g/t	1.19	1.31	(9)	1.29	1.25	1.12	1.36
Gold produced								
Underground	oz	16 463	17 684	(7)	14 532	34 147	25 206	32 857
	kg	512	550	(7)	452	1 062	784	1 022
Surface	oz	5 626	7 267	(23)	4 276	12 893	12 861	9 292
	kg	175	226	(23)	133	401	400	289
Total	oz	22 089	24 951	(11)	18 808	47 040	38 067	42 149
	kg	687	776	(11)	585	1 463	1 184	1 311
Cash operating costs								
Underground	US$ per oz	777	647	(20)	627	710	775	562
	ZAR per kg	170 171	148 145	(15)	148 044	158 765	178 953	130 998
	ZAR per tonne	1 210	955	(27)	1 046	1 072	1 088	956
Surface	US$ per oz	729	512	(42)	704	606	577	647
	ZAR per kg	159 537	117 159	(36)	166 173	135 653	133 335	150 938
	ZAR per tonne	55	52	(6)	57	54	57	53
Total	US$ per oz	765	608	(26)	644	681	708	581
	ZAR per kg	167 463	139 121	(20)	152 166	152 430	163 541	135 394
	ZAR per tonne	200	183	(9)	197	191	183	184
Cash operating profit/(loss)	US$ million	0.6	1.8	(67)	(0.7)	2.4	(1.9)	1.4
	ZAR million	3.5	13.0	(73)	(5.1)	16.5	(13.8)	10.0
Capital expenditure (net)	US$ million	1.3	0.9	(44)	1.2	2.2	3.3	2.3
	ZAR million	9.0	6.2	(45)	8.5	15.2	24.0	16.6



Production oz

— Gold production oz



Cash operating margin R million

— Revenue
— Cash operating costs

Total gold production was 11% lower at 22 089oz. This was due both to a 7% decline in underground gold production to 16 463oz and a 23% decline in surface gold production to 5 626oz.

While the average underground yield improved by 10% to 7.11g/t, underground throughput was 15% lower at 72 000t, reflecting the impact on underground production of both a main ventilation fan breakdown in October/November and the previously reported sub-shaft man-winder motor breakdown in December.

Surface throughput was steady at 504 000t, reflecting benefits flowing from the recent completion of infrastructure upgrades. The average surface yield was 22% lower at 0.35g/t, however, due to steps begun to improve the shape of the Cason Dump recovery face.

The effort that went into the reversal of negative trends from underground operations over to Christmas break realised a year-on-year production increase of 25% for the month of December.

Total cash operating costs were 26% higher at $765/oz as a result of lower gold production. Underground cash operating costs rose by 20% to $777/oz and surface cash operating costs by 42% to $729/oz. Cash operating profit narrowed from R13.0 million to R3.5 million.

Capital expenditure rose by 45% to R9.0 million. Key items include repairs to the ventilation fan and man-winder motor, replacement of 900 metres of power feeder cable in the main vertical shaft, completion of the South West Vertical ("SWV") Shaft pumping upgrade and capitalisation of some costs relating to the Far East Vertical ("FEV") Shaft plugging project.

Following the completion of the SWV pumping upgrade, water from the Hercules Basin is now being pumped at a rate of between 13 and 17 megalitres a day. This contributes to a total of some 60 megalitres a day, the balance being pumped from the Central Witwatersrand Basin. Completion of the FEV plugging project to isolate the FEV Shaft from rising water in the Central Witwatersrand Basin is scheduled for completion in March 2008. Work to reduce the ERPM plant footprint, with consequent rehabilitation cost benefits, has been finished.

Discontinued operations – Emperor Mines Limited

Tolukuma		Quarter Dec 2007	Quarter Sep 2007	% Change	Quarter Dec 2006	6 months to 31 Dec 2007	6 months to 30 Jun 2007	6 months to 31 Dec 2006
Ore milled	t'000	11	45	(76)	45	56	97	88
Yield	g/t	9.64	6.91	40	8.29	7.45	6.43	8.52
Gold produced	oz	3 394	10 033	(66)	11 996	13 427	20 044	24 137
	kg	106	311	(66)	373	417	624	750
Cash operating costs	US$ per oz	1 336	1 017	(31)	827	1 098	914	831
	ZAR per kg	292 887	233 707	(25)	195 319	248 751	210 732	193 969
	ZAR per tonne	2 822	1 615	(75)	1 619	1 852	1 356	1 653
Cash operating loss	US$ million	(1.7)	(0.9)	(89)	(1.0)	(2.6)	(3.2)	(4.0)
	ZAR million	(11.5)	(6.5)	(77)	(8.3)	(18.0)	(23.4)	(29.1)
Capital expenditure (net)	US$ million	0.1	2.1	95	1.6	2.2	2.9	3.6
	ZAR million	0.3	15.0	98	11.8	15.3	20.5	26.1

Porgera (20% share of Joint Venture)		Quarter Dec 2007	Quarter Sep 2007	% Change	Quarter Dec 2006	6 months to 31 Dec 2007	6 months to 30 Jun 2007	6 months to 31 Dec 2006
Ore milled	t'000	–	–	–	238	–	214	500
Yield	g/t	–	–	–	3.09	–	2.69	3.30
Gold produced	oz	–	–	–	23 664	–	18 525	53 043
	kg	–	–	–	736	–	576	1 649
Cash operating costs	US$ per oz	–	–	–	396	–	597	399
	ZAR per kg	–	–	–	93 834	–	139 262	93 117
	ZAR per tonne	–	–	–	290	–	375	307
Cash operating profit	US$ million	–	–	–	3.3	–	5.4	7.8
	ZAR million	–	–	–	24.2	–	37.4	56.4
Capital expenditure (net)	US$ million	–	–	–	2.8	–	3.8	4.5
	ZAR million	–	–	–	19.9	–	26.7	32.9

KEY OPERATING AND FINANCIAL RESULTS

Vatukoula		Quarter Dec 2007	Quarter Sep 2007	% Change	Quarter Dec 2006	6 months to 31 Dec 2007	6 months to 30 Jun 2007	6 months to 31 Dec 2006
Ore milled	t'000	–	–	–	37	–	–	117
Yield	g/t	–	–	–	7.68	–	–	7.03
Gold produced	oz	–	–	–	9 143	–	429	26 481
	kg	–	–	–	284	–	13	823
Cash operating costs	US$ per oz	–	–	–	1 120	–	–	807
	ZAR per kg	–	–	–	265 169	–	–	188 436
	ZAR per tonne	–	–	–	2 035	–	–	1 326
Cash operating profit/(loss)	US$ million	–	–	–	(4.1)	–	1.0	(5.8)
	ZAR million	–	–	–	(29.4)	–	7.1	(41.9)
Capital expenditure (net)	US$ million	–	–	–	3.3	–	0.1	8.9
	ZAR million	–	–	–	24.7	–	0.7	64.6

The sale of DRDGOLD's interest in Emperor Mines Limited was completed on 22 October 2007. There have been no material changes to the DRDGOLD's Mineral Resource and Ore Reserve statement published in the annual report to the year ended 30 June 2007.

CASH OPERATING COSTS RECONCILIATION

		South African Operations			Total Mine Operations
R000 unless otherwise stated		Crown	ERPM	Blyvoor	
Total cash costs	Dec 07 Qtr	93 557	120 769	172 440	386 766
	Sep 07 Qtr	96 019	116 383	178 574	390 976
	6 Mths to Dec 07	189 576	237 152	351 014	777 742
Movement in gold in process	Dec 07 Qtr	687	442	163	1 292
	Sep 07 Qtr	422	(1 294)	211	(661)
	6 Mths to Dec 07	1 109	(852)	374	631
Less: production taxes, rehabilitation	Dec 07 Qtr	3 664	2 224	1 518	7 406
and other	Sep 07 Qtr	3 498	2 882	1 577	7 957
	6 Mths to Dec 07	7 162	5 106	3 095	15 363
Less: retrenchment costs	Dec 07 Qtr	–	7	–	7
	Sep 07 Qtr	–	359	–	359
	6 Mths to Dec 07	–	366	–	366
Less: corporate and general administration costs	Dec 07 Qtr	3 635	3 933	3 761	11 329
	Sep 07 Qtr	3 632	3 890	3 802	11 324
	6 Mths to Dec 07	7 267	7 823	7 563	22 653
Cash operating costs	Dec 07 Qtr	86 945	115 047	167 324	369 316
	Sep 07 Qtr	89 311	107 958	173 406	370 675
	6 Mths to Dec 07	176 256	223 005	340 730	739 991
Gold produced	Dec 07 Qtr	645	687	1 071	2 403
	Sep 07 Qtr	758	776	1 239	2 773
	6 Mths to Dec 07	1 403	1 463	2 310	5 176
Total cash operating costs – R/kg	Dec 07 Qtr	134 798	167 463	156 232	153 690
	Sep 07 Qtr	117 825	139 121	139 956	133 673
	6 Mths to Dec 07	125 628	152 430	147 502	142 966
Total cash operating costs – US$/oz	Dec 07 Qtr	617	765	715	703
	Sep 07 Qtr	515	608	611	584

EXPLORATION AND DEVELOPMENT

	6 Mths to Dec 07	562	681	659	639

South Africa
Blyvoor
An exploration drilling programme to evaluate the southwest, down-dip extension of the ore body south of the Boulder Dyke is predominantly in the opening-up phase.

Crown/ERGO
RSG Global's final independent competent person's report for the Elsburg Tailings Complex upgrades the resource from an indicated to a measured resource (171.6 million tons at 0.30 g/t). Subsequent work is being undertaken to define uranium and sulphur resources for the dams.

During the quarter, an additional 23 holes were drilled in an attempt to ensure that measured resources are declared. All sampling has been completed in the prescribed manner and submitted to an independent accredited laboratory for gold, uranium and sulphur assays.

Current exploration, concentrated on defining the uranium potential of the current deposition sites, involves drilling a minimum of 10 holes per dump. To date, drilling has been undertaken at Rooikraal, Daggafontein and 3L8 dump.

ERPM
Prospecting from 73 East 4 for the major dip fault ahead of stoping operations did not intersect the fault at 65m in the 96.8m long borehole as expected. Drilling indicates that the fault has been laterally displaced by an east/west trending dyke. An additional hole will be drilled from 73 E1, north of the dyke, to verify the geological interpretation.

ERPM Extension 1 (Sallies)
The DME has approved the overstoping of the exploration development into ERPM Extension 1. This will permit the upgrading of the said area from a measured and indicated resource to a proven and probable reserve for the June 2008 annual ore reserve declaration.

During the quarter, prospecting was confined to the mining lease area. However, future drilling from 70 level footwall drive east will intersect reef, close to or within Extension 1.



2008 FINANCIAL YEAR

DRDGOLD LIMITED

DIRECTORS

(*British) (Australian) (***American)**

Executive:
JWC Sayers (Chief Executive Officer)

Alternate:
JH Dissel (Acting Chief Financial Officer)

Non-executives:
J Turk ***

Independent non-executives:
D Blackmur ** (Senior Non-Executive Director)
GC Campbell* (Non-Executive Chairman)
RP Hume
EA Jeneker

Company Secretary:
TJ Gwebu

For further information, contact John Sayers at:

Tel: (+27-11) 219-8700 • Fax: (+27-11) 476-2637 • website: http://www.drdgold.com

Ebsco House 4, 299 Pendoring Avenue, Blackheath, Randburg, South Africa • PO Box 390, Maraisburg, 1700, South Africa